UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

CONCRETE PUMPING HOLDINGS, INC.

(Name of Subject Company and Filing Person (Issuer))

Warrants to Purchase Common Stock

(Title of Class of Securities)

206704 116

(CUSIP Number of Class of Securities)

Iain Humphries

Chief Financial Officer and Secretary

Concrete Pumping Holdings, Inc.

6461 Downing Street

Denver, Colorado 80229

(303) 289-7497 (Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies of communications to:

Elliott M. Smith

Winston & Strawn LLP

200 Park Avenue

New York, New York 10166

Tel: (212) 294-6700

Fax: (212) 294-4700

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$39,897,000	$4,835.52

(1)

The transaction valuation is estimated solely for purposes of calculating the amount of the filing fee. Concrete Pumping Holdings, Inc. (the “Company”) is offering holders of a total of 34,100,000 warrants (representing 23,000,000 public warrants and 11,100,000 private placement warrants (as defined herein)) outstanding as of April 1, 2019 the opportunity to exchange such warrants and receive 0.2105 shares of common stock in exchange for each outstanding public warrant tendered and 0.1538 shares of common stock in exchange for each outstanding private placement warrant tendered pursuant to the offer. The transaction value was determined by using the average of the high and low prices of the public warrants as reported on the OTC Pink marketplace maintained by OTC Markets Group, Inc. on March 29, 2019, which was $1.17.

(2)

The amount of the filing fee assumes that all outstanding public warrants of the Company will be exchanged and is calculated pursuant to Rule 0-11(b) under the Securities Exchange Act of 1934, as amended, and equals $121.20 for each $1,000,000 of the transaction value.

☒ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $7,120.74	Filing Party: Concrete Pumping Holdings, Inc.
Form or Registration No.: Form S-4	Date Filed: April 1, 2019

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐ third-party tender offer subject to Rule 14d-1.

☒ issuer tender offer subject to Rule 13e-4.

☐ going-private transaction subject to Rule 13e-3.

☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Tender Offer Statement on Schedule TO (this “Schedule TO”) is filed by Concrete Pumping Holdings, Inc., a Delaware corporation (the “Company,” “us” or “we”). This Schedule TO relates to an offer by the Company to each holder of (x) the Company’s publicly traded warrants (the “public warrants”) and (y) the warrants issued in a private placement that closed concurrently with the closing of Industrea Acquisition Corp.’s initial public offering on August 1, 2017 (the “private placement warrants” and together with the public warrants, the “warrants”) to purchase shares of the Company’s common stock, par value $0.0001 per share (“common stock”), to receive 0.2105 shares of common stock in exchange for every outstanding public warrant tendered by the holder and exchanged pursuant to the offer (the “Offer”). The Offer is made upon and subject to the terms and conditions set forth in the Prospectus/Offer to Exchange, dated April 1, 2019 (the “Prospectus/Offer to Exchange”), a copy of which is attached hereto as Exhibit (a)(1)(A), and in the related Letter of Transmittal and Consent, a copy of which is attached hereto as Exhibit (a)(1)(B).

Concurrently with the Offer, we are also soliciting consents from holders of the public warrants to amend (the “Warrant Amendment”) the Warrant Agreement, dated as of July 26, 2017 (the “Warrant Agreement”), by and between the Company and Continental Stock Transfer & Trust Company, which governs all of the warrants. If approved, the Warrant Amendment would permit the Company to require that each warrant that is outstanding upon the closing of the Offer be converted into 0.1895 shares of common stock, which is a ratio 10% less than the exchange ratio applicable to the Offer. Pursuant to the terms of the Warrant Agreement, the consent of holders of at least 65% of the outstanding public warrants is required to approve the Warrant Amendment. Therefore, one of the conditions to the adoption of the Warrant Amendment is the receipt of the consent of holders of at least 65% of the outstanding public warrants.

The information in the Prospectus/Offer to Exchange and in the related Letter of Transmittal and Consent, including all schedules and exhibits thereto, is incorporated by reference herein to answer the items required in this Schedule TO.

Item 1. Summary Term Sheet.

The information set forth in the section of the Prospectus/Offer to Exchange entitled “Summary” is incorporated herein by reference.

Item 2. Subject Company Information.

(a) Name and Address. The name of the issuer is Concrete Pumping Holdings, Inc. The Company’s principal executive offices are located at 6461 Downing Street, Denver, Colorado 80229, and its telephone number at such offices is (303) 289-7497.

(b) Securities. The subject securities include the public warrants that were issued in connection with Industrea Acquisition Corp.’s initial public offering consummated on August 1, 2017 (the “Industrea IPO”) and the warrants that were issued in a private placement concurrently with the closing of the Industrea IPO. The warrants entitle such warrant holders to purchase one share of common stock for a purchase price of $11.50 per share.

As of April 1, 2019, there were an aggregate of 23,000,000 public warrants and 11,100,000 private placement warrants outstanding.

(c) Trading Market and Price. The information set forth in the section of the Prospectus/Offer to Exchange entitled “The Offer and Consent Solicitation—Market Information, Dividends and Related Stockholder Matters” is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

(a)	Name and Address. The Company is the filing person and the issuer. The information set forth above under Item 2(a) is incorporated herein by reference. The Company’s Directors and Executive Officers as of April 1, 2019 are listed in the table below.

Name	Position
Bruce Young	Chief Executive Officer and Director
Iain Humphries	Chief Financial Officer and Director
David Anthony Faud	Managing Director, U.K.
David A.B. Brown	Chairman of the Board
Tariq Osman	Vice Chairman of the Board
Heather L. Faust	Director
David G. Hall	Director
Brian Hodges	Director
Howard D. Morgan	Director
John M. Piecuch	Director
Raymond Cheesman	Director
Matthew Homme	Director
M. Brent Stevens	Director

The information set forth in the section of the Prospectus/Offer to Exchange entitled “The Offer and Consent Solicitation—Interests of Directors, Executive Officers and Others” is incorporated herein by reference.

Item 4. Terms of the Transaction.

(a) Material Terms. The information set forth in the sections of the Prospectus/Offer to Exchange entitled “Summary” and “The Offer and Consent Solicitation” is incorporated herein by reference.

(b) Purchases. The information set forth in the section of the Prospectus/Offer to Exchange entitled “The Offer and Consent Solicitation—Interests of Directors, Executive Officers and Others” is incorporated herein by reference.

Item 5. Past Contracts, Transactions, Negotiations and Agreements.

(a)

Agreements Involving the Subject Company’s Securities. The information set forth in the sections of the Prospectus/Offer to Exchange entitled “The Offer and Consent Solicitation—Transactions and Agreements Concerning Our Securities,” “Description of Capital Stock” and “Certain Relationships and Related Party Transactions” is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

(a) Purposes. The information set forth in the section of the Prospectus/Offer to Exchange entitled “The Offer and Consent Solicitation—Background and Purpose of the Offer and Consent Solicitation” is incorporated herein by reference.

(b) Use of Securities Acquired. The information set forth in the section of the Prospectus/Offer to Exchange entitled “The Offer—Background and Purpose of the Offer and Consent Solicitation” is incorporated herein by reference.

(c) Plans. Except as described in the sections of the Prospectus/Offer to Exchange entitled “Risk Factors” and “The Offer and Consent Solicitation,” which are incorporated by reference herein, neither the Company, nor any of its directors, executive officers, or controlling persons, or any executive officers, directors, managers or partners of its controlling persons, has any plans, proposals or negotiations that relate to or would result in: (1) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (2) any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (3) any material change in the present dividend rate or policy, indebtedness or capitalization of the Company; (4) any change in the present board of directors or management of the Company, including, but not limited to, any plans or proposals to change the number or the term of directors or to fill any existing vacancies on the board or to change any material term of the employment contract of any executive officer; (5) any other material change in the Company’s corporate structure or business; (6) any class of equity securities of the Company to be delisted from The Nasdaq Stock Market; (7) any class of equity securities of the Company becoming eligible for termination of registration under section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”); (8) the suspension of the Company’s obligation to file reports under Section 15(d) of the Exchange Act; (9) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; or (10) any changes in the Company’s charter, bylaws or other governing instruments or other actions that could impede the acquisition of control of the Company.

Item 7. Source and Amount of Funds or Other Consideration.

(a) Source of Funds. The information set forth in the section of the Prospectus/Offer to Exchange entitled “The Offer and Consent Solicitation—Source and Amount of Funds” is incorporated herein by reference.

(b) Conditions. Not applicable.

(c) Borrowed Funds. Not applicable.

Item 8. Interest in Securities of the Subject Company.

(a) Securities Ownership. The information set forth in the section of the Prospectus/Offer to Exchange entitled “The Offer and Consent Solicitation—Interests of Directors, Executive Officers and Others” is incorporated herein by reference.

(b) Securities Transactions. Except as set forth in the section of the Prospectus/Offer to Exchange entitled “Certain Relationships and Related Person Transactions,” which is incorporated by reference herein, neither the Company, nor any of its directors, executive officers or controlling persons, or any executive officers, directors, managers or partners of any of its controlling persons, has engaged in any transactions in the Company’s warrants in the last 60 days.

Item 9. Persons/Assets, Retained, Employed, Compensated or Used.

(a) Solicitations or Recommendations. The information set forth in the section of the Prospectus/Offer to Exchange entitled “The Offer and Consent Solicitation—Fees and Expenses” is incorporated herein by reference. None of the Company, its management, its board of directors, the dealer manager, the information agent or the exchange agent for the Offer is making any recommendation as to whether holders of public warrants should tender public warrants for exchange in the Offer.

Item 10. Financial Statements.

(a) Financial Information. The financial statements and other financial information of the Company included in the Prospectus/Offer to Exchange are incorporated by reference herein. The full text of such financial statements and other financial information, as well as the other documents the Company has filed with the Securities and Exchange Commission (“SEC”) prior to, or will file with the SEC subsequent to, the filing of this Schedule TO relating to the Offer are available for inspection and copying from the SEC’s website at www.sec.gov.

(b) Pro Forma Information. The pro forma financial statements and other pro forma financial information of the Company included in the Prospectus/Offer to Exchange are incorporated by reference herein. The full text of such pro forma financial statements and other pro forma financial information, as well as the other documents the Company has filed with the Securities and Exchange Commission (“SEC”) prior to, or will file with the SEC subsequent to, the filing of this Schedule TO relating to the Offer are available for inspection and copying from the SEC’s website at www.sec.gov.

Item 11. Additional Information.

(a) Agreements, Regulatory Requirements and Legal Proceedings.

(1) The information set forth in the sections of the Prospectus/Offer to Exchange entitled “The Offer and Consent Solicitation—Agreements, Regulatory Requirements and Legal Proceedings” and “Certain Relationships and Related Person Transactions” is incorporated herein by reference. is incorporated herein by reference.

(2) The information set forth in the section of the Prospectus/Offer to Exchange entitled “The Offer and Consent Solicitation—Agreements, Regulatory Requirements and Legal Proceedings” is incorporated herein by reference.

(3) Not applicable.

(4) Not applicable.

(5) None.

(c) Not applicable.

Item 12. Exhibits.

Exhibit No.	Description

(a)(l)(A)

Prospectus/Offer to Exchange (incorporated by reference to the Prospectus/Offer to Exchange that is included in the Registration Statement on Form S-4 filed by the Company with the SEC on April 1, 2019).

(a)(1)(B)	Form of Letter of Transmittal (incorporated by reference to Exhibit 99.1 to the Registration Statement on Form S-4 filed by the Company with the SEC on April 1, 2019).

(a)(1)(C)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit 99.2 to the Registration Statement on Form S-4 filed by the Company with the SEC on April 1, 2019).

(a)(1)(D)

Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.3 to the Registration Statement on Form S-4 filed by the Company with the SEC on April 1, 2019).

(a)(1)(E)

Form of Letter to Clients of Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.4 to the Registration Statement on Form S-4 filed by the Company with the SEC on April 1, 2019).

(a)(2)	Not applicable

(a)(3)	Not applicable

(a)(4)	Prospectus/Offer to Exchange (incorporated by reference to Exhibit (a)(1)(A))

(a)(5)	Press Release, dated April 1, 2019 (incorporated by reference to Exhibit 99.1 of the Form 8-K (File No. 001-37788) filed by the Company on April 1, 2019).

(b)	Not applicable

(d)(i)	Amended and Restated Certificate of Incorporation (incorporated by reference to Exhibit 3.1 of the Current Report on Form 8-K (File No. 001-38166) filed by the Company on December 10, 2018).

(d)(ii)	Amended and Restated Bylaws (incorporated by reference to Exhibit 3.2 of the Current Report on Form 8-K (File No. 001-38166) filed by the Company on December 10, 2018).

(d)(iii)	Certificate of Designations (incorporated by reference to Exhibit 3.3 of the Current Report on Form 8-K (File No. 001-38166) filed by the Company on December 10, 2018).

(d)(iv)	Specimen Common Stock Certificate (incorporated by reference to Exhibit 4.1 of the Current Report on Form 8-K (File No. 001-38166) filed by the Company on December 10, 2018).

(d)(v)	Specimen Warrant Certificate (incorporated by reference to Exhibit 4.2 of the Current Report on Form 8-K (File No. 001-38166) filed by the Company on December 10, 2018).

(d)(vi)

Warrant Agreement, dated July 26, 2017, between Industrea Acquisition Corp. and Continental Stock Transfer & Trust Company, as warrant agent (incorporated by reference to Exhibit 4.1 of the Current Report on Form 8-K (File No. 001-38166) filed by Industrea Acquisition Corp. on August 1, 2017).

(d)(vii)

Assignment and Assumption Agreement, by and among Concrete Pumping Holdings, Inc. (f/k/a Concrete Pumping Holdings Acquisition Corp.), Industrea Acquisition Corp. and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 4.4 of the Current Report on Form 8-K (File No. 001-38166) filed by the Company on December 10, 2018).

(d)(viii)

Letter Agreement, dated as of July 26, 2017, by and among Industrea Acquisition Corp., its officers, certain directors and CFLL Sponsor Holdings, LLC (f/k/a Industrea Alexandria LLC) (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K (File No. 001-38166), filed by Industrea Acquisition Corp. on August 1, 2017).

(d)(ix)

Letter Agreement, dated as of July 26, 2017, by and among Industrea Acquisition Corp., its independent directors and CFLL Sponsor Holdings, LLC (f/k/a Industrea Alexandria LLC) (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K (File No. 001-38166), filed by Industrea Acquisition Corp. on August 1, 2017).

(d)(x)

Amendment to Letter Agreement, dated as of October 12, 2017, by and among Industrea Acquisition Corp. and its independent directors, (incorporated by reference to Exhibit 10.6 to the Annual Report on Form 10-K (File No. 001-38166), filed by Industrea Acquisition Corp. on March 29, 2018).

(d)(xi)

Promissory Note, dated April 10, 2017, issued to CFLL Sponsor Holdings, LLC (f/k/a Industrea Alexandria LLC) (incorporated by reference to Exhibit 10.2 to the Registration Statement on Form S-1 (File No. 333-219053), filed by Industrea Acquisition Corp. on June 29, 2017).

(d)(xii)

Promissory Note, dated April 10, 2017, issued to CFLL Sponsor Holdings, LLC (f/k/a Industrea Alexandria LLC) (incorporated by reference to Exhibit 10.2 to the Registration Statement on Form S-1 (File No. 333-219053), filed by Industrea Acquisition Corp. on June 29, 2017).

(d)(xiii)

Registration Rights Agreement, dated as of July 26, 2017, by and among Industrea Acquisition Corp., CFLL Sponsor Holdings, LLC (f/k/a Industrea Alexandria LLC) and the Holders signatory thereto (incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K (File No. 001-38166), filed by Industrea Acquisition Corp. on August 1, 2017).

(d)(xiv)

Securities Subscription Agreement, effective as of April 10, 2017, between Industrea Acquisition Corp., and CFLL Sponsor Holdings, LLC (f/k/a Industrea Alexandria LLC) (incorporated by reference to Exhibit 10.5 to the Registration Statement on Form S-1 (File No. 333-219053) filed by Industrea Acquisition Corp. on June 29, 2017).

(d)(x)

Amended and Restated Private Placement Warrants Purchase Agreement, dated June 28, 2017, between Industrea Acquisition Corp. and CFLL Sponsor Holdings, LLC (f/k/a Industrea Alexandria LLC) (incorporated by reference to Exhibit 10.6 to the Registration Statement on Form S-1 (File No. 333-219053), filed by Industrea Acquisition Corp. on June 29, 2017).

(d)(xvi)

Administrative Support Agreement, dated July 26, 2017, by and between Industrea Acquisition Corp. and CFLL Sponsor Holdings, LLC (f/k/a Industrea Alexandria LLC) (incorporated by reference to Exhibit 10.5 to the Current Report on Form 8-K (File No. 001-38166), filed by Industrea Acquisition Corp. on August 1, 2017).

(d)(xvii)

Non-Management Rollover Agreement, dated September 7, 2018, by and among Concrete Pumping Holdings, Inc. (f/k/a Concrete Pumping Holdings Acquisition Corp.), Industrea Acquisition Corp. and the Rollover Holders party thereto (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K (File No. 001-38166), filed by Industrea Acquisition Corp. on September 7, 2018).

(d)(xviii)

Management Rollover Agreement, dated September 7, 2018, by and among Concrete Pumping Holdings, Inc. (f/k/a Concrete Pumping Holdings Acquisition Corp.), Industrea Acquisition Corp. and the Rollover Holders party thereto (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K (File No. 001-38166), filed by Industrea Acquisition Corp. on September 7, 2018).

(d)(xix)

U.K. Share Purchase Agreement, dated September 7, 2018, by and among Lux Concrete Holdings II S.á r.l., Concrete Pumping Holdings, Inc. (f/k/a Concrete Pumping Holdings Acquisition Corp.) and the Vendors party thereto (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K (File No. 001-38166), filed by Industrea Acquisition Corp. on September 7, 2018).

(d)(xx)

Argand Subscription Agreement, dated September 7, 2018, by and among Industrea Acquisition Corp., Concrete Pumping Holdings, Inc. (f/k/a Concrete Pumping Holdings Acquisition Corp.) and Argand Partners Fund, LP (incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K (File No. 001-38166), filed by Industrea Acquisition Corp. on September 7, 2018).

(d)(xxi)

Form of Common Stock Subscription Agreement (incorporated by reference to Exhibit 10.5 to the Current Report on Form 8-K (File No. 001-38166), filed by Industrea Acquisition Corp. on September 7, 2018).

(d)(xxii)

Preferred Stock Subscription Agreement, dated September 7, 2018, by and among Concrete Pumping Holdings, Inc. (f/k/a Concrete Pumping Holdings Acquisition Corp.), Industrea Acquisition Corp. and Nuveen Alternatives Advisors, LLC (incorporated by reference to Exhibit 10.6 to the Current Report on Form 8-K (File No. 001-38166), filed by Industrea Acquisition Corp. on September 7, 2018).

(d)(xxiii)

Commitment Letter, dated September 7, 2018, by and among Concrete Pumping Merger Sub Inc., Credit Suisse Loan Funding LLC and Credit Suisse AG (incorporated by reference to Exhibit 10.7 to the Current Report on Form 8-K (File No. 001-38166), filed by Industrea Acquisition Corp. on September 7, 2018).

(d)(xxiv)

Amended and Restated Commitment Letter, dated September 26, 2018 by and among Concrete Pumping Merger Sub Inc., Credit Suisse Loan Funding LLC, Credit Suisse AG, Jefferies Finance LLC, Stifel Bank & Trust and Stifel Nicolaus & Company, Incorporated (incorporated by reference to Exhibit 10.7 to the Quarterly Report on Form 10-Q (File No. 001-38166) filed by Industrea Acquisition Corp. on October 19, 2018).

(d)(xxv)

Commitment Letter, dated September 7, 2018, by and among Concrete Pumping Merger Sub Inc., and Wells Fargo Bank, National Association (incorporated by reference to Exhibit 10.8 to the Current Report on Form 8-K (File No. 001-38166), filed by Industrea Acquisition Corp. on September 7, 2018).

(d)(xxvi)

Expense Reimbursement Letter, dated September 7, 2018, by and among Argand Partners Fund, LP, CFLL Sponsor Holdings, LLC (f/k/a Industrea Alexandria LLC), Industrea Acquisition Corp., Concrete Pumping Holdings, Inc. and BBCP Investors, LLC (incorporated by reference to Exhibit 10.9 to the Current Report on Form 8-K (File No. 001-38166), filed by Industrea Acquisition Corp. on September 7, 2018).

(d)(xxvii)

Convertible Promissory Note, dated as of October 9, 2018, issued to CFLL Sponsor Holdings, LLC (f/k/a Industrea Alexandria LLC) (incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K (File No. 001-38166) filed by Industrea Acquisition Corp. on October 9, 2018).

(d)(xxviii)†

Concrete Pumping Holdings, Inc. 2015 Equity Incentive Plan (incorporated by reference to Exhibit 10.1 of the Registration Statement on Form S-4 (File No. 333-227259) filed by the Company on October 22, 2018).

(d)(xxix)†

First Amendment to Concrete Pumping Holdings, Inc. 2015 Equity Incentive Plan (incorporated by reference to Exhibit 10.2 of the Registration Statement on Form S-4 (File No. 333-227259) filed by the Company on October 22, 2018).

(d)(xxx)†

Form Stock Option Agreement under Concrete Pumping Holdings, Inc. 2015 Equity Incentive Plan (incorporated by reference to Exhibit 10.3 of the Registration Statement on Form S-4 (File No. 333-227259) filed by the Company on October 22, 2018).

(d)(xxxi)†

Employment Agreement by and between Brundage-Bone Concrete Pumping, Inc. and Bruce Young, dated July 11, 2014 (incorporated by reference to Exhibit 10.4 of the Registration Statement on Form S-4 (File No. 333-227259) filed by the Company on October 22, 2018).

(d)(xxxii)†

Employment Agreement by and between Brundage-Bone Concrete Pumping, Inc. and Stephen De Bever, dated August 4, 2017 (incorporated by reference to Exhibit 10.5 of the Registration Statement on Form S-4 (File No. 333-227259) filed by Concrete Pumping Holdings, Inc. on October 22, 2018).

(d)(xxxiii)†

Employment Agreement by and between Brundage-Bone Concrete Pumping, Inc. and Iain Humphries, dated August 4, 2017 (incorporated by reference to Exhibit 10.6 of the Registration Statement on Form S-4 (File No. 333-227259) filed by the Company on October 22, 2018).

(d)(xxxiv)†

Employment Agreement by and between Brundage-Bone Concrete Pumping, Inc. and Gary Bernardez, dated May 26, 2015 (incorporated by reference to Exhibit 10.7 of the Registration Statement on Form S-4 (File No. 333-227259) filed by the Company on October 22, 2018).

(d)(xxxv)†

Employment Agreement by and between Camfaud Concrete Pumps Limited and David Faud, dated November 17, 2016 (incorporated by reference to Exhibit 10.8 of the Registration Statement on Form S-4 (File No. 333-227259) filed by Concrete Pumping Holdings Acquisition Corp. on October 22, 2018).

(d)(xxxvi)

Term Loan Agreement, dated as of December 6, 2018, among Concrete Pumping Holdings, Inc. (f/k/a Concrete Pumping Holdings Acquisition Corp.), Concrete Pumping Intermediate Acquisition Corp., Brundage-Bone Concrete Pumping Holdings, Inc. (f/k/a Concrete Pumping Merger Sub, Inc.), as borrower, the financial institutions party thereto, Credit Suisse AG, Cayman Islands Branch, as administrative agent, and Credit Suisse Loan Funding LLC, Jefferies Finance LLC and Stifel Nicolaus & Company Incorporated LLC, as joint lead arrangers and joint bookrunners (incorporated by reference to Exhibit 10.29 to the Current Report on Form 8-K (File No. 001-38166) filed by the Company on December 10, 2018).

(d)(xxxvii)

Amendment No. 1 to Term Loan Agreement, dated as of March 26, 2019, by and among Concrete Pumping Holdings, Inc. and certain of its affiliates, Stifel Bank & Trust and Credit Suisse AG, Cayman Islands Branch (the “Administrative Agent”), (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K (File No. 001-38166) filed by the Company on March 28, 2019).

(d)(xxxviii)

Credit Agreement, dated as of December 6, 2018, by and among Concrete Pumping Holdings, Inc. (f/k/a Concrete Pumping Holdings Acquisition Corp.), Wells Fargo Bank, National Association, as agent, sole lead arranger and sole bookrunner, the lenders party thereto, Wells Fargo Capital Finance (UK) Limited, as UK security agent, Concrete Pumping Intermediate Acquisition Corp., Brundage-Bone Concrete Pumping Holdings, Inc. (f/k/a Concrete Pumping Merger Sub, Inc.), Brundage-Bone Concrete Pumping, Inc. and Eco-Pan, Inc., as US Borrowers, and Camfaud Concrete Pumps Limited and Premier Concrete Pumping Limited, as the UK borrowers (incorporated by reference to Exhibit 10.30 to the Current Report on Form 8-K (File No. 001-38166) filed by the Company on December 10, 2018).

(d)(xxxix)

US Guaranty and Security Agreement, dated as of December 6, 2018, by each of the US ABL Borrowers and US ABL Guarantors in favor of Wells Fargo Bank, National Association, as agent (incorporated by reference to Exhibit 10.31 to the Current Report on Form 8-K (File No. 001-38166) filed by the Company on December 10, 2018).

(d)(xl)

Guarantee and Debenture, dated as of December 6, 2018, by each of the UK ABL Borrowers and UK ABL Guarantors in favor of Wells Fargo Capital Finance (UK) Limited, as UK security agent (incorporated by reference to Exhibit 10.32 to the Current Report on Form 8-K (File No. 001-38166) filed by the Company on December 10, 2018).

(d)(xli)

Pledge and Security Agreement, dated as of December 6, 2018, by Concrete Merger Sub Inc., as term loan borrower, and the guarantors in respect of the obligations under Term Loan Agreement, dated as of December 6, 2018, party thereto in favor of Credit Suisse AG, Cayman Islands Branch, as administrative agent (incorporated by reference to Exhibit 10.33 to the Current Report on Form 8-K (File No. 001-38166) filed by the Company on December 10, 2018).

(d)(xlii)

Guaranty Agreement, dated as of December 6, 2018, by the guarantors in respect of the obligations under Term Loan Agreement, dated as of December 6, 2018, party thereto in favor of Credit Suisse AG, Cayman Islands Branch as administrative agent (incorporated by reference to Exhibit 10.34 to the Current Report on Form 8-K (File No. 001-38166) filed by the Company on December 10, 2018).

(d)(xliii)

Stockholders Agreement, dated December 6, 2018, by and among Concrete Pumping Holdings, Inc. (f/k/a Concrete Pumping Holdings Acquisition Corp.) and the Investors party thereto (incorporated by reference to Exhibit 10.35 to the Current Report on Form 8-K (File No. 001-38166) filed by the Company on December 10, 2018).

(d)(xliv)

Letter Agreement, dated as of December 6, 2018, by and between Concrete Pumping Holdings, Inc. (f/k/a Concrete Pumping Holdings Acquisition Corp.) and Nuveen Alternative Advisors, LLC, on behalf of one or more funds and accounts (incorporated by reference to Exhibit 10.36 to the Current Report on Form 8-K (File No. 001-38166) filed by the Company on December 10, 2018).

(d)(xlv) †	Form of Indemnification Agreement (incorporated by reference to Exhibit 10.37 to the Current Report on Form 8-K (File No. 001-38166) filed by the Company on December 10, 2018).

(d)(xlvi)

Concrete Pumping Holdings, Inc. 2018 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.38 to the Current Report on Form 8-K (File No. 001-38166) filed by the Company on December 10, 2018).

(d)(xlvii)

Interest Purchase Agreement, dated as of March 18, 2019, by and between the Company, Brundage-Bone Concrete Pumping, Inc., CPH Acquisition, LLC, ASC Equipment, LP, Capital Pumping, LP, MC Services, LLC, Capital Rentals, LLC, Central Texas Concrete Services, LLC, A. Keith Crawford and Melinda Crawford (incorporated by reference to Exhibit 10.38 to the Current Report on Form 8-K (File No. 001-38166) filed by the Company on March 18, 2018).

(g)	Not applicable

(h)

Opinion of Winston & Strawn LLP regarding certain U.S. tax matters (incorporated by reference to Exhibit 8.1 to the Registration Statement on Form S-4 filed by the Company with the SEC on April 1, 2019).

† Indicates exhibits that constitute management contracts or compensatory plans or arrangements.

Item 13. Information Required By Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CONCRETE PUMPING HOLDINGS, INC.

By:	/s/ Iain Humphries
Iain Humphries
Chief Financial Officer and Secretary

Dated: April 1, 2019